[Carmike Cinemas, Inc. Letterhead]

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Linda Cvrkel, Branch Chief

Re:	Carmike Cinemas, Inc.

Form 10-K for the year ended December 31, 2011

Filed March 12, 2012

File No. 000-14993

Dear Ms. Cvrkel:

We are responding to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) contained in the letter from the Staff, dated September 14, 2012 concerning the Carmike Cinemas, Inc. (the “Company”) Form 10-K for the year ended December 31, 2011, filed March 12, 2012, and Form 10-Q for the period ended June 30, 2012, filed August 1, 2012. For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Annual Report on Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 28

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 30

Other theatre operating costs, page 31

1. We note your disclosure indicating that the decrease in other theatre operating costs resulted from decreases in repairs and maintenance, lower percentage rent obligations, service charges, salaries and wages, and taxes and licenses. Please note that to the extent that changes are attributed to more than one factor, you should quantify the amounts attributed to each factor in order for a reader to understand the significance of each factor attributing to the change. Please revise future filings accordingly.

Response: The Company acknowledges the Staff’s comment and confirms that in future filings it will quantify the amounts attributed to each factor.

Securities and Exchange Commission

October 5, 2012

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 33

Income Tax, page 35

2. We note that a change in estimate reducing your 2009 tax liability by $2.4 million was recorded during the year ended December 31, 2010. Please explain to us how you considered the guidance outlined in ASC 250-10-45 and why the reduction of 2009 tax liability in 2010 represents a change in estimate rather than a correction of an error under ASC 250-10-45-23. We may have further comment upon receipt of your response.

Response: In 2010, the Company recorded a $2.4 million reduction of its 2009 tax liability as the result of income tax accounting method changes that were made in connection with the filing of the Company’s 2009 tax returns in September 2010. Subsequent to the filing of the 2009 Form 10-K, the Company engaged outside specialists to perform a tax planning project. The tax planning efforts were completed just prior to the finalization of the 2009 income tax returns in September 2010 and resulted in automatic income tax accounting method changes being reported in the 2009 tax returns. The impact of such changes was to reduce the 2009 income tax liability by approximately $2.4 million. Because the Company’s net deferred tax assets were subject to a full valuation allowance, the impact of the tax planning efforts served to reduce the total tax provision for the year ended December 31, 2010. The tax planning efforts were not contemplated at the time the 2009 consolidated financial statements were issued.

ASC 250-10-20 defines an error in previously issued financial statements as “[a]n error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared,” whereas a change in accounting estimate results from new information or subsequent developments, and, accordingly, from better insight or improved judgment. The Company used the best information available at the time of the filing of its Annual Report on Form 10-K for the year ended December 31, 2009 to establish its December 31, 2009 tax liabilities as required by ASC 740.

Further, the Company’s 2010 Form 10-K, specifically Note 8 to the consolidated financial statements, contained the following disclosure:

During 2010, we engaged outside tax specialists to assist in tax planning. As a result of the tax planning, we reduced our 2009 federal and state income tax liability by $2.4 million from the amount estimated in our prior year tax provision. This tax benefit represents a change in estimate, which has been recorded in the year ended December 31, 2010.

Financial Statements, page 45

Consolidated Statements of Operations, page 48

3. We note from your statements of operations that the income from unconsolidated affiliates exceeds your consolidated income from continuing operations before income taxes for

Securities and Exchange Commission

October 5, 2012

the year ended December 31, 2011. Please provide us with your significance calculations prepared pursuant to Rule 3-09 of Regulation S-X for your equity method investments. If your calculations result in greater than 20% significance for any of your equity method investees, please revise to include the financial statements required by Rule 3-09 of Regulation S-X in an amendment to your Form 10-K for the year ended December 31, 2011. Please note that if your equity method investments meet the significance tests referenced above, the financial statements for that investee are required for all periods reflected in the company’s audited financial statements. However they need only be audited for those periods in which they meet the significance test outlined in Rule 3-09 of Regulation S-X. Please advise or revise as appropriate.

Response: In performing the Rule 3-09 significance tests, the Company has considered the first computational note to Article 1-02(w) of Regulation S-X which states that:

When a loss exclusive of amounts attributable to any noncontrolling interests has been incurred by either the parent and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary exclusive of amounts attributable to any noncontrolling interests should be excluded from such income of the registrant and its subsidiaries consolidated for purposes of the computation.

Because the Company incurred pretax income from continuing operations while Screenvision earned a pretax loss from continuing operations, the Company must apply the guidance from the first computational note in Rule 1-02(w) and must exclude its share of Screenvision’s pretax loss from continuing operations in determining the denominator used in the income test under Rule 3-09.

Securities and Exchange Commission

October 5, 2012

The Company has one additional equity method investment (related to theatres in Shawnee, Oklahoma) which was also not significant under Rule 3-09. The Company’s significance tests are summarized as follows:

Significance Tests-Rule 3-09

($ in 000’s)	Screenvision		Shawnee
Investment Test

CKEC investment in subsidiary	$718		$983
CKEC total assets	$422,856	0.17%	$422,856	0.23%

Investment in single sub. > 20% CKEC Assets?	NO		NO

Income Test

CKEC’s share of equity investment income from cont. ops. (before income tax, extraordinary items and accounting change) (1)	$(438)		$365

CKEC net loss	$(7,533)		$(7,533)
Income tax expense	$10,375		$10,375

CKEC income from cont. ops.	$2,842		$2,842
Add-back of Screenvision loss pursuant to S-X Rule 1-02(w)	$438

	$3,280	-13.35%	$2,842	12.84%

Individual sub. income > 20% CKEC income?	NO		NO

(1)	See reconciliation to income from unconsolidated affiliates in Response #5

Notes to Consolidated Financial Statements, page 51

Note 11 – Screenvision Transaction, page 68

4. Your disclosure on page 68 indicates that you held Class C and Class A membership units representing approximately 19% of the issued and outstanding membership units of SV Holdco at December 31, 2011. We also note your disclosure on page 69 which states that your non-forfeitable Class C and Class A membership units represented approximately 15% of the total issued and outstanding membership units of SV Holdco at this same date. Please tell us and revise the notes to your financial statements to clarify why you believe using the equity method of accounting for this investment is appropriate given that your non-forfeitable interest in this entity is less than 20%. Your response and your revised disclosure should clearly explain why you believe that you have significant influence over this entity’s operations given your 15% non-forfeitable interest. We may have further comment upon receipt of your response.

Securities and Exchange Commission

October 5, 2012

Response: SV Holdco is organized as a limited liability company and maintains specific partner capital accounts for its members. ASC 323-30-35-3 states:

An investment in a limited liability company that maintains a specific ownership account for each investor – similar to a partnership capital account structure – shall be viewed as similar to an investment in a limited partnership for purposes of determining whether a noncontrolling investment in a limited liability company shall be accounted for using the cost method or the equity method.

Further, ASC 323-30-S99-1 states:

The SEC staff’s position on the application of the equity method to investments in limited partnerships is that investments in all limited partnerships should be accounted for pursuant to paragraph 970-323-25-6. That guidance requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” The SEC staff understands that practice generally has viewed investments of more than 3 to 5 percent to be more than minor.

The Company will revise future disclosures, beginning with its quarterly report on Form 10-Q for the period ended September 30, 2012, to clarify the nature of SV Holdco LLC and make reference to the above literature to explain further its application of the equity method of accounting as follows:

The Company has accounted for its investment in SV Holdco LLC, a limited liability company for which separate accounts of each investor are maintained, as an equity method investment pursuant to ASC 970-323-25-6.

5. Also, please provide us with and revise the notes to your financial statements in future filings to include a rollforward of the activity impacting your investment in SV Holdco and the deferred revenue balance representing the cash payments received from SV Holdco and the amounts recognized for the non-forfeitable membership interests received in this entity. The notes to your financial statements should also be revised to disclose the various components recognized as part of the company’s equity in the earnings of this entity to the extent that there is more than one component of the equity in earnings.

Response: In future filings, the Company will include a rollforward of activity in the investment in unconsolidated affiliates and related deferred revenue accounts. The Company will also disclose the various components of equity in income from unconsolidated affiliates. The rollforward of activity impacting the Company’s investment in SV Holdco and the related deferred revenue balance and the components of equity in income from unconsolidated affiliates for the year ended December 31, 2011 are as follows:

Securities and Exchange Commission

October 5, 2012

($ in 000’s)
Screenvision Investment - 12/31/2010	$7,003
Capital Contribution	718
Equity Earnings of Screenvision	(207)

Screenvision Investment - 12/31/2011	$7,514

Deferred Revenue - 12/31/2010	$36,313
Amortization of up-front payment	(946)
Amortization of Class C units	(205)

Deferred Revenue - 12/31/2011	$35,162

Income from unconsolidated affiliates (net of tax of $185) (1)	$112
Elimination of intercompany revenue (2)	1,685

Income from unconsolidated affiliates	$1,797

(1)	See reconciliation from pre-tax net income per the Rule 3-09 calculation in Response 3 to the after-tax amounts recorded in the income from unconsolidated affiliates line item.

CKEC’s share of equity investment income from cont. ops. (before income tax, extraordinary items and accounting change):
Screenvision	(438)
Shawnee	365

		(73)
CKEC’s share of income tax benefit		185

Income from unconsolidated affiliates		112

(2)	In accordance with ASC 323-10-35-11, the Company reclassified certain amounts from Screenvision included in concessions and other revenue to earnings from unconsolidated affiliates. The amount reclassified is based on the Company’s non-forfeitable ownership percentage of SV Holdco membership units and represents an intercompany gain to the Company.

Securities and Exchange Commission

October 5, 2012

6. In addition, we note from the disclosure in the last paragraph on page 68 that the company may receive additional Class C units or may forfeit some of its initial Class C units based upon changes in the company’s future theatre and screen count. Please tell us and revise Note 11 to explain how you plan to value any additional units received or units forfeited. Your response and your revised disclosure should also indicate whether units forfeited will be valued on a specific identification basis or a weighted average cost basis.

Response: As disclosed in Note 11 to the consolidated financial statements for the year ended December 31, 2011, the Company’s Class C membership units that are subject to forfeiture will each become non-forfeitable on the expiration date of the exhibition agreement with Screenvision or upon the occurrence of certain events, including a change of control or liquidation of SV Holdco or consummation of an initial public offering of securities of SV Holdco. The Company may also earn bonus units, all of which would be subject to forfeiture over the term of the exhibition agreement. The Company accounted for the initial receipt of the non-forfeitable membership units pursuant to ASC 505-50, Equity Based Payments to Non-Employees and, as a result, the non-forfeitable Class C units were measured at fair value at the measurement date. None of the Class C units subject to forfeiture have been recognized in the Company’s consolidated financial statements, based on ASC 505-50-35-13 and 35-14, which state:

A grantee may be party to an arrangement in which the terms of the equity instruments are subject to adjustment after the measurement date. The following two paragraphs address transactions in which any of the terms of the equity instruments are subject to adjustment after the measurement date (that is, the terms of the equity instrument are subject to adjustment based on performance above the level committed to in a performance commitment, performance after the instrument is earned, or market conditions) and how the grantee shall account for an increase in fair value as a result of an adjustment (upon resolution of the contingency after the measurement date)[emphasis added] as revenue.

If, on the measurement date, the quantity or any of the terms of the equity instruments are dependent on the achievement of grantee performance conditions (beyond those conditions for which a performance commitment exists), then changes in the fair value of the equity instrument that result from an adjustment to the instrument upon the achievement of a performance condition shall be measured as additional revenue from the transaction using a methodology consistent with modification accounting described in paragraphs 718-20-35-3 through 35-4. That is, the adjustment shall be measured at the date of the revision of the quantity or terms of the equity instrument as the difference between the then-current fair value of the revised instruments utilizing the then-known quantity and terms and the then-current fair value of the old equity instruments immediately before the adjustment.

As a result, any bonus units and initial Class C units that are subject to forfeiture will not be reflected in the Company’s consolidated financial statements until such units become non-forfeitable. When the additional units are no longer subject to forfeiture, such units will be recognized at their estimated fair value, using a methodology consistent with the modification accounting in ASC 718-20-35-3 through 35-4.

Securities and Exchange Commission

October 5, 2012

The Company will revise its disclosure in future filings as follows:

The Company’s Class C units in SV Holdco LLC that are subject to forfeiture, and any bonus units that may be awarded in future periods, will not be recognized in its consolidated financial statements until such units become non-forfeitable.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2012

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

Note 3 – Debt, page 7

7. We note that the senior secured notes issued in April 2012 provide for the payment of a make-whole premium in the event that they are redeemed prior to May 15, 2015. Please tell us and revise the notes to your financial statements in future filings to disclose how you accounted for the embedded derivative associated with make-whole premium related to such notes in your financial statements. If no recognition of this embedded derivative was required in your financial statements, please explain why.

Response: Based on the Company’s evaluation of the make-whole premium, the Company has concluded that the economic characteristics and risks of this embedded derivative are clearly and closely related to the economic characteristics and risks of the underlying debt instrument. The underlying debt instrument does not involve a substantial premium or discount and the debtor call option that would give rise to the make-whole premium is not contingently exercisable and does not result in the creditor recovering less than all of its initial investment. In accordance with ASC 815-15-25-1, the Company has not separated the make-whole premium from the underlying debt instrument to account for it as a derivative instrument in its financial statements. The Company will include disclosure of the accounting consideration given to the embedded derivative in future filings as follows:

The Company has not separated the make-whole premium from the underlying debt instrument to account for it as a derivative instrument as the economic characteristics and risks of this embedded derivative are clearly and closely related to the economic characteristics and risks of the underlying debt.

*    *    *

Securities and Exchange Commission

October 5, 2012

In addition, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Form 10-Q; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of any assistance in explaining these responses, please let me know. Please contact me at (706) 576-3415.

Very truly yours,

/s/ Richard B. Hare

Richard B. Hare
Senior Vice President—Finance,
Treasurer and Chief Financial Officer

cc:	Ms. Heather Clark (Securities and Exchange Commission)
Mr. S. David Passman, III (Carmike Cinemas, Inc.)
Mr. Greg Wiggins (Carmike Cinemas, Inc.)
Mr. Alan J. Prince (King & Spalding LLP)
Mr. Thomas McNulty (Deloitte & Touche LLP)
Ms. Lori Snodgrass (Deloitte & Touche LLP)